250 VESEY STREET • NEW YORK, NEW YORK 10281

TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

July 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2

Ladies and Gentleman:

On behalf of Great Elm Capital Corp. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a Registration Statement on Form N-2 (the “Registration Statement”) in connection with a proposed rights offering by the Company. The subscription rights would be exercisable for shares of the Company’s common stock, par value $0.01 per share.

A fee of $129.80 to cover the registration fee under the Securities Act of 1933 has been paid in connection with the Company filing the Registration Statement.

Please contact the undersigned at (212) 326-3814 if you have any questions concerning this filing. Thank you for your attention to this matter.

Very truly yours,

/s/ Rory T. Hood
Rory T. Hood

cc: Adam M. Kleinman

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